Exhibit 6.16

INCUBATOR SPACE LICENSE AGREEMENT

THIS LICENSE AGREEMENT, made this 1/18/2023 |_7:33 AM EST, between IdentifySensors Biologics Corp. (“Licensee”), a Delaware corporation, and the University of Florida Board of Trustees, a public body corporate (“UF”) (Licensor) in Gainesville, Florida, as owner of UF Innovate| Accelerate @ Sid Martin Biotech (“FACILITIES”)/UF Innovate| The Hub (“FACILITIES”), an entrepreneurial support program and a network of business incubators (collectively, “Incubators”), which operate under UF Research (“UFR”). UF and Licensee agree as follows:

1.   Space License Grant. UF hereby grants to Licensee and Licensee hereby accepts a license to use the space or spaces located within the <FACILITIES> building located at 12085 Research Drive, Alachua, Florida, 32615/747 SW 2nd Avenue, Gainesville, Florida 32601 (the “Facility”), the exact location and area allowances of which are as indicated in Attachment A (the “Licensed Space”).

2.   Use of LICENSEE Space. Licensee Space shall be used solely as an office, light manufacturing or laboratory research space, as specified in Attachment A. Licensee will have full access to and use of Licensee Space, and the right to use and access all common areas within the Facility on an “as available” basis, subject to the Facility's Building Rules and Regulations, as amended or modified from time to time, which are incorporated by reference into this License. Licensee hereby acknowledges receipt of the current Building Rules and Regulations. The Facility shall provide to Licensee written notice of any amendments or modifications to the Building Rules and Regulations, which shall be effective with respect to Licensee after such notice has been given. Licensee will not have access to any other areas within the Facility, including but not limited to the space of other Licensees and the Facility’s executive offices.

3.   Term. Licensee agrees to license the designated space (see Attachment A) for an initial term (the "Initial Term") of twelve (12) months or twenty-four (24) months, beginning March 1, 2023 (the "Commencement Date"), and ending February 29, 2024. This License for Space may be renewed for subsequent terms of twelve (12) months (each a "Renewal Term") on such terms as are mutually agreed to by the parties. The term of this Space License, including the Initial Term and any Renewal Term(s), is referred to in this License as the "Term."

4.   License Fee.

a.	Base Rate. Licensee shall pay to UFR a space licensing rate of $4,000 per month, before sales tax, for the Initial Term, in monthly installments (the "License Fee"). Such monthly License Fee payments are payable in advance and shall be made on or before the first day of each month. The space licensing fee for the Initial Term and anticipated licensing fee for Renewal Terms, are set forth on Attachment B to this Space License Agreement. If the Commencement Date is a date other than the first day of the month, the installment of license fees for the initial month shall be an amount equal to one-thirtieth (1/30th) of the License fees multiplied by the number of days in such month after the Commencement Date and shall be paid on the Commencement Date. NOTE: All clients shall pay by Automatic Clearing House (ACH) or paid directly through the invoice by credit card.

b.	Additional Rate. Licensee shall pay UFR each month, at the same time and in the same manner as the Base Rate, $0.00 per month (the "Additional Rate") to pay for additional onboarding fees and/or the additional items specified in Section 5 below and by the individual Facility, some of which are subject to additional costs pursuant to an established fee schedule for such services, as amended from time to time. The Additional Rate is subject to adjustment by UFR anytime during the Term upon thirty (30) days prior written notice to Licensee.

c.	Security Deposit and Redecoration Fee. Licensee shall pay a security deposit equal to one month's Base Rate fee as set in 4. a. above. Security deposit minus redecoration fee and charges for damages shall be returned, if any balance remains, to Licensee within sixty (60) days of termination of this agreement. The redecoration fee equals two hundred fifty dollars ($250.00) per office space and five hundred dollars ($500.00) per lab space.

d.	Late Payment. License Fee payments are due on the first (1st) of the month. If Licensee fails to pay the license fees by the fifth (5th) day of the month for which such license fee is due, Licensee shall pay a late payment fee of ten percent (10%) of the total amount due. Failure to continue to pay outstanding license fees for a period of two (2) consecutive months shall result in Licensee being denied access to the Facility, and Licensee’s assets being seized as possible payment for outstanding debt.

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5.   Additional Services. Subject to availability, in consideration of Licensee’s payment of license fees and subject to section 4(b) above, FACILITIES may offer the following services to Licensee. Licensor may, at any time, and at its sole discretion, modify these services. Any such modification will be effective immediately upon public posting.

a.	Centralized Office Services. FACILITIES may offer a reception area, access to common areas, including scheduled access to conference rooms subject to availability; access to shared restrooms and kitchen Facilities; a centralized mailbox and mail drop, including an individual mailbox for Licensee; access to a drop-off point for packages; access to centralized copying equipment; access to some shared scientific equipment for labs, and limited janitorial services (standard trash pickup). Licensee is responsible for the cost of any additional or optional office services required by Licensee.

b.	Utilities and Other Building Services. The Facility shall provide Licensee Space and the Facility with electricity, air conditioning, sanitary sewer, public water, distilled water, natural gas, heat, and reasonable solid waste and standard rubbish removal, provided that Licensee is physically and financially responsible for the handling, treatment, storage, transport and disposal of medical, chemical and radioactive waste, as such terms are defined, from time to time, by federal, state, or local, regulations, rules and ordinances, and for complying with the requirements of 29 C.F.R. 1910.1030, and any state law adoption thereof. If Facility determines that Licensee’s use of general service electricity is in excess of normal and customary usage for the Facility, or if Licensee installs equipment requiring power in excess of that required for the Licensee Space, Facility may arrange for separate provision, sub-metering and/or direct billing (based on FACILITIES’s good faith estimate) of any related utility costs thereby incurred for services provided by Facility.

c.	Lab and Office Equipment. Upon request of Lab Licensee, FACILITIES shall use its best efforts to provide for use by Licensee such equipment as set forth on the FACILITIES website. Selected furnishings and equipment shall be designated and maintained by the Facility. Any changes in flooring, installed equipment, or furnishings, or any structural changes by Licensee shall be implemented only with the prior written approval of FACILITIES management, and at the exclusive expense of Licensee, except where otherwise arranged in advance. All tenant improvements shall belong to FACILITIES upon termination or completion of this agreement.

d.	Parking. The Facility shall provide Licensee with access to parking Facilities, which shall be subject to availability. Parking is on a “first come, first serve” basis, and parking spaces are not guaranteed or reserved. Only approved list of employees of Licensee are eligible for free parking.

6.   Scheduling of Use of University Campus Facilities. The Accelerate Director & Staff, to the best of our ability, will assist the Licensee in identifying and accessing Facilities and assistance on the University of Florida main campus as needed, whenever possible. These third-party services may be subject to additional charges.

7.   Condition and Use of Designated Space and the Facility.

a.	Acceptance. Licensee accepts designated/assigned space “as is” only, the Facility cannot alter individual spaces for Licensee. Licensee shall not commit any waste or damage to or upon Licensee space or the Facility. Licensee space shall be used solely for the purposes of Licensee's business and shall not be used for any unlawful purpose, and Licensee's activities in the Licensee space and in the Facility shall not violate any law, regulation or ordinance, and no act shall be done, or any substance kept in the Facility that will cause any hazard or cause the insurance rates on the Facility to be increased. Licensee shall cause the designated space, and the business conducted in and from it, to be operated and maintained in compliance with all laws, rules and orders from any governmental agencies.

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b.	Condition. Licensee is responsible for keeping and maintaining the interior of designated space and all of Licensee’s equipment and supplies located in the designated space in a clean and safe condition. In the event that Licensee does not maintain designated space in good, safe and usable repair and condition, FACILITIES may, at its option and in addition to any other available remedy, perform or have performed any necessary repairs or maintenance and any amounts paid by FACILITIES for such repairs and maintenance shall become additional license fees due from Licensee to FACILITIES within fifteen (15) days of receipt of an invoice from FACILITIES.

c.	Alterations. Based upon credit worthiness, Licensee may make value added alterations for current and future client use to designated space at its own expense only with FACILITIES's prior written approval. Any alteration must not impair the safety or the appearance of Licensee space or the Facility and shall be made according to all applicable laws, ordinances and regulations. FACILITIES shall provide assistance when possible. Any addition or improvement to designated space during the Term, other than to the tangible property of Licensee shall be the sole property of FACILITIES and shall be done at the sole expense of Licensee, unless otherwise provided in writing by FACILITIES. Licensee agrees to the terms and conditions as set forth in the Reimbursement Agreement prepared by FACILITIES for any alterations being performed.

d.	Compliance. Licensee shall comply with all applicable UF, UF Innovate and Facility rules and policies, including policies relating to human and animal subjects, recombinant DNA/RNA practices, biohazards, and radiation safety, as well as federal, state, or local laws, ordinances, codes, rules, permits, licensing conditions, and regulations, including any amendments thereto (collectively, the “Requirements”), in its use of the Licensed Space, and shall procure, at its expense, any licenses, permits, insurance, and government approvals necessary to the operation of its business. The discussion hereunder of specific rules, regulations and laws shall not be construed to lessen in any way the obligation of the Licensee to follow all applicable rules, regulations and laws, including without limitation, the guidelines and policies of the University Division of Environmental Health and Safety (see http://generalcounsel.ufl.edu/regulations-and-policies). Occupancy for each licensed space cannot exceed as per the table outlined in Exhibit “A” attached hereto.

If the Licensee reaches the max occupancy for the licensed space, additional space must be secured before facility access is granted to additional employees.

e.	Grant of Access. Upon execution of this Agreement, Facility will provide Licensee Gator 1 cards and keys for access to the facility and Licensed Space on a 1:1 ratio of resource to each full-time employee, and One (1) mailbox key will be provided to the assigned mailbox. Upon expiration or termination of this Agreement, there will be an accounting of keys provided to Licensee. Licensee will permit Licensor to enter into the Licensed Space at any reasonable hour (and in emergencies, at all times) to inspect the condition, occupancy or use of the Licensed Space, to show the Licensed Space, or to clean, repair, or make improvements to the Licensed Space. There is a $80 non-refundable onboarding fee per employee granted access to the Facility. Employees must complete a one (1) hour orientation conducted by a member of the FACILITIES Staff.

f.	Replacement. In the event that any licensed Facilities, equipment, or any other UFR, FACILITIES or University property is damaged or destroyed through use, misuse, or negligence by Licensee, the Facility may make the required repairs or replacement of damaged property and shall provide Licensee with an invoice representing the loss to UFR/FACILITIES or the University (whether replaced or repaired or otherwise), said invoice to be due and payable by Licensee in accordance with its terms. In the event that normal maintenance is required for said Facilities, equipment, or Facility or University property, Licensee shall notify UF Innovate| Accelerate’s management to arrange for such service. The cost for any unauthorized repairs ordered or required to return Facility or University property back to its original condition by Licensee shall be borne exclusively by Licensee.

8.   Surrender; Holdover. At the termination or expiration of this License for Space, Licensee shall deliver the designated space in good order and repair, ordinary wear and tear is accepted. Licensee shall not be required to surrender any of Licensee's trade fixtures, equipment or personal property, unless permanently affixed to the Licensee Space. Any trade fixtures, equipment or personal property of Licensee not removed within forty-eight (48) hours following the termination or expiration of this License shall be deemed abandoned and shall become the sole and exclusive property of FACILITIES. Licensee shall incur cost of any repair to any damage to the designated space caused by removal of any trade fixtures, equipment, or personal property of Licensee. In no event will Licensee have the right to hold over past the termination or expiration of this License. Licensee acknowledges that time is of the essence and that it is of critical importance for FACILITIES to have possession of the designated space upon the termination or expiration of this License for Space. In the event Licensee does not vacate the designated space as required in this License, FACILITIES shall be entitled to any and all remedies at law or in equity, including, without limitation, the right to change locks on the building/designated space, remove all trade fixtures, equipment or personal property from the designated space and/or to demolish all improvements in the designated space, all which shall be without any liability or claim against FACILITIES, which are hereby waived by Licensee. No holding over by Licensee, whether with or without the approval of FACILITIES, shall operate to extend or renew this License. Licensee's obligation to observe and perform the terms and conditions of this Section shall survive termination or expiration of this License for Space.

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9.  Subordination of Agreement to Covenant. This Agreement is subordinate to that certain Covenant of Purpose, Use and Ownership in favor of the Economic Development Administration, United States Department of Commerce (the “EDA”), recorded in Official Records Book 4026, Page 633, and Official Records Book 4532, Page 769, of the public records of Alachua County, Florida (the “Covenant”), and to any modifications thereof. Licensor is vested with full power and authority to subordinate this Agreement to the Covenant and Licensee will execute such further instruments subordinating this Agreement, or attorning to the EDA, as Licensor may request. If Licensee fails to execute any subordination or other agreement required by this section, Licensee constitutes Licensor as its attorney-in-fact to execute such instrument in Licensee’s name, place and stead, it being agreed that such power is one coupled with an interest. Licensee agrees that it will, from time to time, upon request by Licensor, execute and deliver to such persons as Licensor shall request, a statement in recordable form certifying that this Agreement is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as so modified), stating the dates to which license payments and other charges have been paid, stating that Licensor is not in default (or if Licensee alleges a default stating the nature of such alleged default) and further stating such other matters as Licensor or its mortgagee(s) reasonably require.

10. FACILITIES Access to Designated Space, Maintenance and Liability.

a.	FACILITIES and its agents may retain a passkey to the designated space and shall have the right to enter the designated space at any and all times to service and inspect the designated space. During the period beginning ninety (90) days prior to the expiration of the Initial Term or any Renewal Term (unless the parties have already agreed to extend the Term of this License), FACILITIES may enter the designated space to show the designated space to prospective Licensees.

b.	FACILITIES is responsible for keeping and maintaining the exterior and structural floors, existing plumbing and electrical systems in the designated space and the foundation, roof, gutters and other exterior appurtenances to the Facility in good and serviceable condition; provided, however, that if such repair or maintenance is required due to the negligence or willful misconduct of Licensee or Licensee's agent, employee, consultant or invitee, or by Licensee’s default under this License for Space, then Licensee shall be solely responsible for all cost and expense associated therewith.

c.	FACILITIES is not liable to Licensee or any other person or entity for any damage or loss to any person or property sustained by reason of the condition of the designated space or Facility, or arising from any burst, stopped, leaking water, gas, sewer, or steam pipes, or for any damage, or from any cause whatsoever, unless such loss or damage is caused by the negligence or intentional misconduct of FACILITIES or its employees.

d.	Force Majeure – UF shall not be liable for any failure to perform as required by this Agreement, to the extent such failure to perform is caused by any reason beyond the control of UF or by reason of any of the following occurrences: labor disturbances, labor disputes, of any character, accidents, failure of any governmental approval required for full performance, civil disorders or commotions, acts of aggression, floods, earthquakes, acts of God, energy or other conservation measures, explosion, failure of utilities, mechanical breakdowns, disease, pandemics or other such occurrences.

11. Destruction.

a.	If the designated space is so damaged by fire or any other casualty as to be substantially destroyed, then this License shall terminate, and any unearned license fees paid in advance by Licensee shall be refunded.

b.	If designated space is partially destroyed by fire or any other casualty or is declared unsafe by any authority having jurisdiction, the license fees shall thereafter abate to the extent to which the designated space has been rendered untenable or declared unsafe.

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12. Indemnification and Insurance.

a.	Licensee assumes all risks and responsibilities for accidents, injuries or damages to person or property and agrees to indemnify and hold FACILITIES harmless from any and all claims, liabilities, losses, costs and expenses (including attorneys' fees) arising from or in connection with the condition, use or control of the designated space and any improvements to the designated space during the Term. Licensee shall be liable to UF/The Facility for any damages to the designated space and for any act done by Licensee or any person coming on designated space by the Licensee or invitation of Licensee, express or implied.

b.	Subject to the terms and conditions of this Section 12, UF shall indemnify Licensee and hold it harmless from any and all liability for any loss of or damage or injury to person (including death resulting wherefrom) or property occurring within the common areas, except to the extent caused by the sole negligence or willful misconduct of Licensee or its employees, agents, or contractors. Notwithstanding anything in this license to the contrary, Licensee shall bear the risk of any loss or damage to its personal property, regardless of the cause, including, without limitation, UF's negligence; and Licensee hereby releases FACILITIES and its agents from any and all liability for the same.

c.	Subject to the terms and conditions of this Section 12, Licensee shall indemnify FACILITIES and hold it harmless from any and all liability for any loss of or damage or injury to any person (including death resulting wherefrom) or property (i) occurring in, on or about the designated space, regardless of cause, except to the extent caused by the sole negligence or willful misconduct of FACILITIES or its employees, agents or contractors and (ii) occurring in, on or about the Facility to the extent caused by: (A) the sole negligence or willful misconduct of Licensee or its employees, agents, or contractors; or (B) any breach of this license by Licensee.

d.	Licensee represents and warrants to FACILITIES that, except in the ordinary course of Licensee's business and then only if in compliance with all Environmental Laws (as defined below) during the Term and to the best of its knowledge, no Hazardous Material (as defined below) will be concealed within, buried beneath, released on, onto, or from, or removed from and stored off-site of the Facility or designated space by Licensee or any other individual or entity acting on Licensee’s behalf (collectively, “Environmental Activities”), and Licensee will indemnify and hold harmless FACILITIES from any and all claims, demands, liabilities, losses, penalties, fines, judgments, costs of complying with injunctive relief or administrative orders, compromises and settlements, damages and expenses, arising out of any such Environmental Activities. The term "Hazardous Materials" is defined in this License to include any toxic substances (as defined by the Toxic Substances Control Act, 15 U.S.C. Section 2601, et, seq., as amended from time to time, and regulations promulgated hereunder), hazardous wastes (as defined by the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et. seq., as amended from time to time, and regulations promulgated hereunder), hazardous substances (as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et. seq., as amended from time to time, and regulations promulgated hereunder), or any other pollutants, contaminants, irritants, or dangerous substances regulated pursuant to any applicable laws, regulations, ordinances, orders, or judgments (collectively, "Environmental Laws”) including, without limitation, asbestos, urea formaldehyde, polychlorinated biphenyl (PCB's), oil, petroleum products and fractions, and underground storage tanks, whether empty, filled, or partially filled with any substance (regulated or otherwise), any substance or material the presence of which on the Facility is prohibited by any Environmental Law, and any other substance or material that requires special handling or notification to any federal, state or local governmental entity in connection with its collection, storage, treatment, or disposal.

e.	Any obligation to indemnify another party under this License for Space shall include the duty to defend against any claims asserted by reason of such loss, damage or injury with counsel reasonably acceptable to the indemnified party and to pay any judgments, settlements, costs, fees and expenses, including reasonable attorneys’ fees, incurred in connection therewith, provided that prompt notice of such claim is given to the indemnifying party.

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f.	Licensee shall, at its own expense, obtain and keep in force during the Term comprehensive general liability insurance with a combined single limit of not less than $1,000,000 per occurrence for bodily injury and property damage insuring both UF and Licensee against liability arising out of use, occupancy, and maintenance of the designated space and all other areas appurtenant thereto. UFR, the University of Florida Board of Trustees, the State of Florida and the board members, officers, employees, and affiliates of any of these entities is named additional insured on comprehensive General Liability. Licensee shall provide to FACILITIES proof of the liability and property insurance before the Commencement Date of this license.

g.	Notwithstanding any other provision of this Agreement, all of Licensee’s personal property shall be kept at Licensee's sole risk and expense, and Licensee, at its expense, shall maintain in full force and effect throughout the Term fire and “all-risk” coverage insurance on its personal property for the designated space and the Facility for the full insurable value on a replacement cost basis, if obtainable, and if not obtainable, for the full amount of the estimated cash value for such property.

h.	In the event exigent circumstances arise that cause the University of Florida, UFR or FACILITIES to close or restrict access to its Facilities, UFR hereby grants Licensee permission to maintain a minimum level of operations and service for a restricted number of employees during any building closure. Licensee acknowledges and agrees to pre-register employees who require access (hereinafter referred to as “Emergency Employees”). Licensee is responsible for their employee’s compliance with this agreement and hereby releases, waives, discharges and covenants not to sue the University of Florida Board of Trustees, the University of Florida Research, Inc., the State of Florida and the board members, officers, employees, and affiliates of any of these entities from any and all liability, claims, demands, actions and causes of action whatsoever arising out of or related to any loss, damage, or injury, including death, that may be sustained by Licensees officers, servants, agents or employees, or to any property belonging to Licensee, while on the premises, resulting from the accessing the building, or while in, on or upon the premises where the Licensee is situated, including but not limited to those losses, damages, or injuries resulting from UFR’s negligence.

13.     Waiver of Subrogation. UF/FACILITIES and Licensee hereby release each other and each other’s employees, agents, customers and invitees from any and all liability for any loss of or damage to the designated space, the Facility or personal property within the Facility by reason of fire or other peril to the extent that the same is insured or required by this License to be insured against under a standard fire and “all- risk” coverage insurance policy, regardless of cause, including the negligence of FACILITIES or Licensee or their respective employees, agents, customers and invitees, and agree that such insurance carried by either of them shall contain a clause whereby the insurer waives its right of subrogation against the other party. Because the provisions of this Section 13 are intended to preclude the assignment of any claim mentioned in this License by way of subrogation or otherwise to an insurer or any other person, each party to this License shall give to each insurance company that has issued to it one or more policies of fire and “all-risk” coverage insurance notice of the provisions of this Section 13 and have such insurance policies properly endorsed, if necessary, to prevent the invalidation of such insurance by reason of the provisions of this Section 13.

14.    Inventions, Improvements, and Discoveries. Any inventions, improvements, or discoveries, patentable or unpatentable, which are conceived or made solely by one or more employees of Licensee, whether developed in the FACILITIES building or through the use of other Facilities, equipment, or services, access to which is provided under this Agreement, shall be the sole property of Licensee. All rights and title to all inventions, improvements, or discoveries, which are generated jointly by one or more employees of the University/UFR, and one or more employees of Licensee shall belong jointly to both the University and to the Licensee unless subject to the terms and conditions of a superseding agreement. Any clerical assistance or management advisement provided by FACILITIES or its agents to Licensee shall not result in inventions, improvements or discoveries being deemed to be generated jointly, and such inventions, improvements or discoveries shall continue to be the sole property of Licensee.

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15. Termination.

a.	Not a Lease; Right to Terminate. The parties understand that this Agreement constitutes a license, not a lease, and that the relationship of the parties hereunder is that of licensor and licensee, and not that of landlord and tenant. As such, FACILITIES reserves the right to change space assignments or to terminate this Agreement by written notice if the designated space does not function as a place of business for more than one week, or if Licensee in UF’s sole discretion no longer meets the criteria for participation in the FACILITIES Entrepreneurship Support (ES) Program, of if Licensee is operating a business that was not admitted into the ES Program. Notwithstanding Section 17 below, if FACILITIES has reason to believe at any time that Licensee is no longer following its R&D plan as approved by UF, UF, in its sole discretion, may review Licensee’s status. If, in UF’s sole discretion, Licensee’s current status is not in material accord with its R&D plan, FACILITIES may terminate this Agreement with 30 days’ notice.

b.	Termination without Cause. FACILITIES may terminate this License upon thirty (30) days prior written notice to Licensee. For one (1) year agreements, either party may terminate this License upon ninety (90) days prior written notice to the other party. As an inducement to provide a lower and certain rate for services, in the case of two (2) year agreements, Licensee may not terminate this license prior to the end of its term for any circumstance.

c.	Termination for Cause. Either party may terminate this License at any time for "cause." Termination for cause by FACILITIES shall include termination resulting from any act or omission of Licensee that constitutes a material breach by Licensee of its obligations under this License, and Licensee fails to cure such breach within five (5) calendar days after FACILITIES gives Licensee written notice of such breach, other than any breach of Licensee's obligation to pay money to UF, for which there shall be no cure period. Termination for cause by Licensee means termination resulting from any act or omission of FACILITIES that constitutes a material breach of this License, and FACILITIES fails to cure such breach within five (5) calendar days after Licensee gives it written notice of such breach. Upon providing a termination notification under this Section 13, UF or Licensee, as the case may be, may cease to perform under this License. If FACILITIES terminates for cause under this provision, Licensee shall pay the License fee for the balance of the Term or for one thirty (30) day period, whichever is longer.

d.	Destruction. This License for Space may be terminated pursuant to Section 15 of this License.

16.   Successors; Assignment. This License is binding on FACILITIES and Licensee and their respective successors, heirs and permitted assigns. This License cannot be assigned by Licensee without prior written approval from UF. No sublicenses are permitted in the FACILITIES building at any time.

17.   Addendum of Expectations. Licensee hereby affirms and accepts the Statement of Expectations as set forth in Appendix A to this License. Licensor may, at any time, and at its sole discretion, modify these terms and conditions. Any such modification will be effective immediately upon public posting. All Licensees are required to submit financial and impact statements on a annual basis (or more frequently, if required by the Director) to FACILITIES management in order to keep management updated on the Licensee’s progress. Assess to financial information will be kept strictly confidential by FACILITIES management and its agents.

18.   Use of Names. Licensee shall not use the names of FACILITIES, the University, or UF or their employees or agents, nor any adaptation thereof, in any advertising, promotional, or sales literature without prior written consent obtained from UF in each case, except that Licensee may state that it is a Licensee of UF pursuant to this Agreement, that it is a participant in the Incubation Program and may make any disclosures Licensee deems necessary or appropriate under applicable laws or government regulation, including filings with the Securities Exchange Commission, FDA or other governmental agencies. Licensee will cooperate with UF, at UF’s expense, to publicize the Incubation Program and Licensee’s participation in such program; provided, however, that Licensee shall have the right to approve and consent to the use of Licensee’s name in writing prior to its use in any formal advertising, promotion or publicity by FACILITIES, the University or UFR.

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a)	Request for Consent to Use of Names of UF. Requests for consent to use of names of FACILITIES, the University, or UFR or any of their employees or agents shall be sent to the Incubation Services Director. Notwithstanding the foregoing, the University and UFR consent to references to them pursuant to any requirements of applicable law or governmental regulations, provided that, in the event of any such disclosure, Licensee shall afford UF/UFR the prior opportunity to review the text of such disclosure. Licensee shall use its best efforts to comply with any reasonable requests by UF/UFR regarding changes.

b)	Consent Deemed Granted. Where consent of a party is required under this Section, such consent shall be deemed granted if no written objection (or oral objection, confirmed immediately in writing) is received by the requesting party on or before the twentieth calendar day following the date a written request for consent was received by the requested party. For the purposes of this Section only, an item shall be deemed received as follows: (i) if hand delivered, upon delivery; (ii) if sent by electronic mail, upon confirmation by the sending carrier that the message was deposited to the addressee's mailbox; (iii) if sent by registered mail, return receipt requested, upon signing by the receiving party; or (iv) if sent by ordinary mail in the United States, postage prepaid, and addressed as set forth below, on the fifth calendar day after deposit in the mail.

19.    No Partnership. Nothing contained in this Agreement shall create any partnership or joint venture between the parties. Neither party may pledge the credit of the other or make any binding commitment on the part of the other.

20.    Miscellaneous. The parties hereto acknowledge that this Agreement sets forth the entire agreement and understanding of the parties hereto as to the subject matter hereof and shall not be subject to any change or modification except by the execution of a written instrument subscribed to by the parties hereto. The provisions of this Agreement are severable, and in the event that any provisions of this Agreement shall be determined to be invalid or unenforceable under any controlling body of the law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof. The titles herein are for convenience only.

21.    Governing Law. This Agreement shall be construed, governed, interpreted, and applied in accordance with the laws of the State of Florida.

22.    Notices. Any legal notice or other communication pursuant to this Agreement shall be sufficiently made or given on the date of mailing if sent to such party by certified first class mail, postage prepaid, addressed to it at its address below or as it shall designate by written notice given to the other party:

In the case of FACILITIES:

Sid Martin

12085 Research Drive Box 300

Alachua, FL 32615

In the case of FACILITIES:

The Hub

747 SW 2nd Avenue Box 47

Gainesville, FL 32601

In the case of Licensee:

IdentifySensors Biologics Corp. 20600 Chagrin Blvd.

Shaker Heights, OH 44122

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23.    Confidentiality. Licensee (the “Disclosing Party”) may disclose or make available to FACILITIES, UFR or the University (the “Receiving Party”) certain of its confidential information. “Confidential Information” means all ideas and information of any kind, whether in written, oral, graphical, machine- readable or other form, whether or not marked as confidential or proprietary, which are transferred, disclosed or made available by the Disclosing Party, including of third parties. The Receiving Party will: (a) not use the disclosing party’s Confidential Information except for the exercise of its rights or performance of its obligations hereunder; (b) not disclose such Confidential Information to any party, other than its employees and consultants who have a “need to know” for the Receiving Party to exercise its rights or perform its obligations under this Agreement during the term of the Agreement; provided that such employees and consultants are bound by agreements or, in the case of professional advisers, ethical duties respecting such Confidential Information in accordance with the terms of this Section 23; (c) use reasonable measures to protect the confidentiality of such Confidential Information and (d) use best efforts to prevent the dissemination of any Confidential Information of the Disclosing Party. Subject to Section 18, FACILITIES shall have, however, the right to disclose Licensee’s activities in a general, non-confidential descriptive manner. If the Receiving Party is required by law to make any disclosure of such Confidential Information, the Receiving Party will first give written notice of such requirement to the Disclosing Party and will permit the Disclosing Party to intervene in any relevant proceedings to protect its interests in the Confidential Information, and provide full cooperation to the Disclosing Party in seeking to obtain such protection. Information will not be deemed Confidential Information hereunder if such information: (1) is known or becomes known (independently of disclosure by the disclosing party) to the Receiving Party prior to receipt from the Disclosing Party from a source other than one having an obligation of confidentiality to the Disclosing Party; (2) becomes publicly known, except through a breach hereof by the Receiving Party; or (3) is independently developed by the Receiving Party, which can be shown by written evidence. The Receiving Party acknowledges and agrees that any violation of this Section 23 may result in irreparable injury and damage to the Disclosing Party not adequately compensable .in money damages, and for which the Disclosing Party will have no adequate remedy at law. The Receiving Party acknowledges and agrees, therefore, that if this Section 23 is breached, in addition to any and all other remedies, the Disclosing Party may need to obtain injunctions, orders, or decrees in order to protect the Confidential Information and will be entitled to do so without having to post a bond.

24.    Independent Advisors. Licensee may receive business and technical consulting services from local business professionals, students and/or faculty from the University, and others (collectively, "Independent Advisors"). These Independent Advisors are not employees or agents of Licensor, and they will not be bound by this License Agreement (including Section 24 hereof) or the other Licensee Documents. Licensee acknowledges and agrees that Licensor shall not be held liable for the acts or omissions of these Independent Advisors.

25.    No Guarantee of Results. Licensee acknowledges and agrees that Licensor cannot guarantee that Licensee's business will succeed. Licensor makes no representation as to the commercial utility of its recommendations, the recommendations of the Independent Advisors or that the use of such recommendations will not infringe on any intellectual property rights of others. Licensee shall be solely responsible for making all decisions and taking actions related to its business, including compliance with all applicable laws and regulations, and Licensee hereby waives, and covenants not to sue Licensor or its employees, agents, contractors, independent advisors or other representatives for any claim related to such matters.

27.    Independent Contractor Status. Neither party is, nor shall be deemed to be, an employee, agent, partner or legal representative of the other party for any purpose. Neither party (or representative of UF Innovate) shall be entitled to enter into any contracts in the name of, or on behalf of, the other party, nor shall either party be entitled to pledge the credit of the other party in any way or hold itself out as having the authority to do so.

IN WITNESS THEREOF, the parties have executed this License Agreement as of the date first above written.

University of Florida
UF Innovate | Accelerate	IdentifySensors Biologics Corp.

By: /s/ Jim O’Connell	By: /s/ Gregory Hummer
Jim O’Connell, AVP of Research	Gregory Hummer, CEO
& Director of Technology Licensing

Date: 1/18/2023 | 7:33 AM EST	Date: 1/17/2023 | 5:56 PM PST

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EXHIBIT “A”

Occupancy for each licensed space cannot exceed the following:

Space Type	Sid Martin Biotech	The Hub
Starter Office	3 employees & 3 keys	3 employees & 3 keys
Executive Office	5 employees & 5 keys	5 employees & 5 keys
Office Pod		7 employees & 7 keys
Micro-Lab	3 employees & 3 keys	3 employees & 3 keys
Small Lab	5 employees & 5 keys	5 employees & 5 keys
Large Lab	7 employees & 7 keys	7 employees & 7 keys

Lab/ Office	Designated Employees
Small Dry Lab 241	5
Large Wet Lab 397	7
Max Employee Occupancy	12

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ATTACHMENT A

Designated Space

Facility: UF Innovate | Accelerate @ The Hub

Facility Address: 747 SW 2nd Ave, Gainesville, FL 32601

Lab/ Office Number	Square Footage	Monthly Base Rate (Before Sales Tax)
Lab 241	556	$1,500
Lab 397	839	$2,500
TOTAL	1,395	$4,000

Mailbox: Internal Mailbox (IMB) 35 Mailing Address:

747 SW 2nd Ave, IMB 35

Gainesville, FL 32601

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ATTACHMENT B

Initial Base License Fee and Anticipated Renewal Base License Fee Rates

INITIAL BASE RATE CHARGES:

Total Square Feet Licensed Space: 1,395

Total Base Rate amount due each month: $4,000

ADDITIONAL RATE CHARGES:

Onboarding Fee: $0.00

GRAND TOTAL OF ALL CHARGES, including all applicable taxes currently set at 7%:

$4,280

It is anticipated that percentage increases in rates will apply during the corresponding Renewal Terms as determined by management; provided, however, that the Agreement rates and other terms and conditions for any Renewal Term(s) shall be determined prior to the commencement of such Renewal Term(s).

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APPENDIX - A

Statement of Expectations

To maintain your business venture in good standing, the business venture is expected to, at a minimum:

1.	Dedicate at least one full-time equivalent employee to the venture.

2.	Timely complete the client's annual impact statement within 30 days of the request, or the yearly license fee will be increased twenty percent (20%) at lease renewal.
3.	Meet with mentor(s) or advisors periodically for business advice, counsel or mentoring support. Ideally, there should be 1-2 meetings per month. Meetings can be held in person, via videoconference, email, phone, text messaging or other convenient method(s).
4.	Provide annual audited or compiled financial statements for the entity located in UF Innovate| Accelerate’s Facilities for the most recent fiscal year each year of the lease.
5.	Complete Fluency Score at time of admission to incubation program and subsequent quarterly updates.
6.	Establish realistic and attainable commercialization milestones for the development of the Founding Team and the business venture. Develop or have in place a company dashboard to track venture progress internally.
7.	Present milestones and business model to UF Innovate | Accelerate’s advisors and mentors in person.
8.	Demonstrate the ability to pay the monthly ILA by having at least six months of cash flow on hand.
9.	Pursue legitimate activities consistent with the business approved for admissions to the Facilities. An entity will not operate any other business out of the Facility that was not disclosed and approved for admissions without prior approval of UF.
10.	Periodically attend events, workshops, and training appropriate to the stage of business and upskilling required or needed by the Founders and their team throughout their progression while a client of the Program.
11.	Understand that the program is a shared space and focused on entrepreneurial community- building. By participating in the program, you and your team are expressly willing to give back to others and support others in their entrepreneurial journey by actively engaging in the activities within the program. The program’s expectation is that you are a good entrepreneurial community citizen and/or a good lab citizen, respectful of others, the Facilities, and our reputation in the community. Additionally, our guidelines expect that you will refrain from any hazing, bullying or harassment of any other person within the entrepreneurial community. There is a zero-tolerance to behavior THAT INTIMIDATES, BULLIES, HARASSES OR HAZES ANY OTHER PERSON.

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APPENDIX - B

Statement of Equipment and Services Expectations

ITEM	FACILITIES	LICENSEE	COMMENTS
Biosafety Cabinets	Certified Annually by FACILITY	Client must decontaminate with EH&S prior to move-out
Chemical Fume Hoods	Certified Annually by EH&S Serviced by Facilities Services	Client must decontaminate with EH&S prior to move-out
Consigned Equipment		Maintenance, Repairs & Certifications	DiWater, Cleanroom, etc
Fire Extinguishers	Monthly by EH&S
First Aid Kits		Initial and replacement of expired products & replenish
Spill Kit		Initial, and replacement of expired products & replenish
GatorTRACS		At Initial Occupancy and On-going
Building Modifications		At Request	Examples: Install Outlets, Network Ports, etc.
Maintenance Services	Assessed at Move-In	At Request	Example: Wall hangings

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